[redacted]

10026401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35891-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starmont Capital Ltd.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 E Post Road SE
(No. and Street)

Cedar Rapids	**IA**	**52403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Seyfer **319-363-4336**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/12

OATH OR AFFIRMATION

I, Mike Seyfer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starmont Capital, Ltd. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael D. Seyfer
Signature

President
Title

Greg J. Seyfer
Notary Public

GREGORY J. SEYFER
Commission Number 123791
My Commission Expires
5/12/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARMONT CAPITAL LTD.

FINANCIAL STATEMENTS

Year Ended December 31, 2009

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

STARMONT CAPITAL LTD.

We have audited the statement of financial condition of Starmont Capital Ltd. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Starmont Capital Ltd. as of December 31, 2009, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 17, 2010

STARMONT CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

		2009
ASSETS		
Cash and cash equivalents	$	140,953
Clearing deposit		25,000
Receivables		4,185
Furniture and equipment, at cost, less accumulated depreciation		15
Other assets		84
TOTAL ASSETS	$	170,237
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	15,533
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100,000 shares, issued and outstanding 1,000 shares		10
Additional paid-in capital		107,055
TOTAL CAPITAL CONTRIBUTED		107,065
RETAINED EARNINGS		47,639
TOTAL STOCKHOLDER'S EQUITY		154,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	170,237

See Notes to Financial Statements

STARMONT CAPITAL LTD.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

		2009
REVENUE		
Investment advisory fees	$	3,797
Commissions		8,546
Interest and dividends		2,382
Net gain on securities		36,106
TOTAL REVENUE		50,831
EXPENSE		
Floor brokerage, exchange and clearance fees		4,539
Communication and data processing		3,435
Other general and administrative expenses		23,949
TOTAL EXPENSES		31,923
INCOME BEFORE INCOME TAXES		18,908
INCOME TAX EXPENSE (BENEFIT)		-
NET INCOME	$	18,908

See Notes to Financial Statements

STARMONT CAPITAL LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	1,000	$ 10	$ 107,055	$ 28,731	$ 135,796
Net income				18,908	18,908
Balance, December 31, 2009	1,000	$ 10	$ 107,055	$ 47,639	$ 154,704

See Notes to Financial Statements

STARMONT CAPITAL LTD.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

		2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	18,908
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization		89
Decrease (increase) in operating assets:		
Receivables		(4,185)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(10,657)
NET CASH FLOWS FROM OPERATING ACTIVITIES		4,155
NET INCREASE (DECREASE) IN CASH		4,155
CASH AND EQUIVALENTS, BEGINNING OF YEAR		136,798
CASH AND EQUIVALENTS, END OF YEAR	$	140,953

See Notes to Financial Statements

STARMONT CAPITAL LTD.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Starmont Capital Ltd. (the Company), is the wholly owned subsidiary of Starmont Corporation, and acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by Pershing managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the settlement date which is not materially different from a trade-date basis.

Investment advisory fees are recognized as earned.

Investment income reflected on the statement of operations includes realized and unrealized gains and losses.

Cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

(1) **Nature of business and significant accounting policies (continued)**

A summary of the Company's significant accounting policies follows: (continued)

Securities transactions - Commission income and related expenses for security transactions are recognized on the trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Recently Issued Accounting Pronouncements:

Update No. 2009-01 - In June 2009, the FASB issued Update No. 2009-01, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended December 31, 2009. The adoption of the ASC did not have a significant impact on the financial statements.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), now codified as ASC Topic 820, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of ASC Topic 820 in 2008. The adoption of the pronouncement's provisions did not have a significant effect on the financial statements.

(1) **Nature of business and significant accounting policies (continued)**

A summary of the Company's significant accounting policies follows: (continued)

Recently Issued Accounting Pronouncements: (continued)

FIN 48 - During June 2006, the FASB issued guidance, now codified as ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB released additional guidance, also now codified under ASC Topic 740, which provided for delayed application. The Company has elected to defer application of certain guidance in ASC Topic 740 until the year ending December 31, 2010. The Company evaluates its uncertain tax positions using the provisions of ASC Topic 450, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

Subsequent events policy - Subsequent events have been evaluated through February 17, 2010 which is the date the financial statements were issued.

(2) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(3) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2009, the Company had net capital and net capital requirements of $148,238 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .1 to 1 at December 31, 2009.

(4) **Income taxes**

The Company is included in the consolidated income tax return filed by the Parent. Income taxes are calculated as if the Company filed a separate tax return. The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Year Ended December 31, 2009
Current income taxes	
Federal income taxes	$ 2,800
State and local income taxes	1,200
Tax benefit of loss carryforward	(4,000)
Total current income tax expense	-
Deferred income taxes	
Net operating loss carryforward	4,000
Change in deferred tax valuation allowance	(4,000)
Total deferred income tax expense	-
Total income tax expense	$ -

Deferred income tax assets and liabilities at December 31, 2009 of the following:

Deferred tax asset	$ 22,000
Valuation allowance	(22,000)
Net deferred tax asset	$ -

The loss carryforwards for tax purposes of approximately $91,000 at December 31, 2009 start to expire in 2028.

The Company's effective tax rate is lower than the federal statutory rate of 35% primarily due to net operating losses and the change in the valuation allowance.

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

(4) Income taxes (continued)

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2006, 2007, and 2008 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2004 through 2008 remain subject to examination by state and local tax authorities.

(5) Related party transactions

The Company utilizes office space in the Parent's building without charge.

The Company's president and only employee served the Company without compensation during the year ended December 31, 2009. The Company has an outstanding balance of advances to its president of $1,465 at December 31, 2009.

(6) Financial instruments

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

STARMONT CAPITAL LTD.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Starmont Capital Ltd. for the year ended December 31, 2009 taken as a whole.

The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 17, 2010

STARMONT CAPITAL LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

Total ownership equity from Statement of Financial Condition	$	154,704
Additions:		
Other -		-
Deductions:		
Non-allowable assets		(3,650)
Net capital before haircuts on securities positions		151,054
Haircuts on securities:		
Trading and investment securities		2,816
Net capital	$	148,238
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	15,533
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness	$	100,000
Capital in excess of minimum requirement	$	48,238
Ratio, aggregate indebtedness to net capital		10.48%

STARMONT CAPITAL LTD.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 148,238
Audit adjustments:	-
Net capital as reported on Schedule I	$ 148,238

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 15,533
Audit adjustments:	-
Total aggregate indebtedness as reported on Schedule I	$ 15,533

STARMONT CAPITAL LTD.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2009

As more fully described in Note 2 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

STARMONT CAPITAL LTD.
AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2009

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

STARMONT CAPITAL LTD.

In planning and performing our audit of the financial statements of Starmont Capital Ltd. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above and no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 17, 2010